UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2011

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 29, 2011

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Manabu Ishii
Name:	Manabu Ishii
Title:	Chief Manager, General Affairs Corporate Administration Division

English Translation of Excerpts from Quarterly Securities Report Filed in Japan

This document is an English translation of selected information included in the Quarterly Securities Report filed by Mitsubishi UFJ Financial Group, Inc. (“MUFG”) with the Kanto Local Financial Bureau, the Ministry of Finance of Japan, on November 29, 2011 (the “Quarterly Securities Report”).

The Quarterly Securities Report has been prepared and filed in Japan in accordance with applicable Japanese disclosure requirements. In addition, the Quarterly Securities Report is intended to update prior disclosures filed by MUFG in Japan and discusses selected recent developments in the context of those prior disclosures. Accordingly, the Quarterly Securities Report may not contain all of the information that is important to you. For a more complete discussion of the background to information provided in the Quarterly Securities Report disclosure, please see our annual report on Form 20-F for the fiscal year ended March 31, 2011 and the other reports filed or submitted by MUFG to the SEC.

Risks Relating to Our Business

We have described below the major developments and changes during the six months ended September 30, 2011 that we believe may have a material impact on your investment decision with respect to the risks to our business and other risks disclosed in our most recent annual securities report filed in Japan. The discussion below contains forward-looking statements, which unless specifically described otherwise, reflect our understanding as of the date of filing of the Quarterly Securities Report.

The numbering of the risk factor subheading below corresponds to the numbering of the same risk factor subheading in “Item I.2.4. Information on the Company — Business — Risks relating to Our Business” in our most recent annual securities report filed with the Kanto Local Financial Bureau, the Ministry of Finance of Japan.

2.	Risks relating to our strategic alliance with Morgan Stanley

(1)	Risks relating to our strategic alliance

As a result of our voluntary conversion on June 30, 2011 of the convertible preferred stock previously issued to us by Morgan Stanley (the “Conversion”), we currently hold shares of common stock (representing approximately 22.4% of the voting rights) in Morgan Stanley and continue to hold certain non-convertible (non-voting) preferred stock previously issued to us by Morgan Stanley. In addition, we have entered into a strategic alliance with Morgan Stanley to jointly manage a securities business joint venture in Japan and to cooperate with each other in the corporate finance business in the United States.

Even though we entered into the strategic alliance anticipating future benefits from collaboration with Morgan Stanley, and we intend to further strengthen the alliance through the Conversion, if the social, economic and financial environment proves contrary to the assumptions on which our strategic decisions were based, or if our collaboration of personnel, products and services or the formation and implementation of the joint venture’s management, controls or business strategies are not realized as planned, we may not be able to achieve the synergy and other results that we expected from the strategic alliance.

If our strategic alliance with Morgan Stanley is terminated, it may adversely affect our business strategies, financial condition and results of operations. In addition, even though we have made a large investment in Morgan Stanley and hold approximately 22.4% of the voting rights in Morgan Stanley, we are a non-controlling shareholder, and we cannot control Morgan Stanley’s business, nor can we make decisions with respect to Morgan Stanley. If Morgan Stanley makes independent decisions that are not consistent with our interests, we may not be able to achieve the goals initially expected from our strategic alliance with Morgan Stanley. In addition, even though we are not a controlling shareholder, because of our large investment in Morgan Stanley, if Morgan Stanley’s financial condition or results of operations deteriorate, we will further incur substantial investment losses and it may damage our reputation.

(2)	Effects of equity method of accounting

Following the Conversion on June 30, 2011, our voting rights in Morgan Stanley have increased to approximately 22.4%, and we have appointed a second representative to Morgan Stanley’s board of directors. In addition, following the Conversion, Morgan Stanley has become an affiliate of ours accounted for under the equity method.

As a result of Morgan Stanley becoming an equity-method affiliate, Morgan Stanley’s results of operations will have a larger impact on our results of operations as the amount of Morgan Stanley’s income or loss in proportion to our shareholding ratio is recognized as income or loss from investments in affiliates in our statements of income.

13.	Risks relating to losses affected by a global economic downturn and the recurrence of a financial crisis

The recent sovereign debt and financial crises that originated in Europe have begun to have a significant deteriorating impact on the global economy. The economies of developed countries continue to suffer from high unemployment rates, financial deflation and other structural issues. Additional sources of concerns over the global economy have also emerged, including the excessively rapid economic growth and increasing inflationary pressure in some developing countries, and the adverse impact of the slowing economies of developed countries on other developing countries in recent months. If global economic conditions deteriorate back into a recession, our investment and loan portfolios could be adversely affected. For example, declines in the market prices of the securities that we own may increase our losses. In addition, changes in the credit market environment may be a factor in causing our borrowers to experience financial problems or to default, which may limit the availability of credit. Furthermore, the further decline in the market prices of these securities and limited availability of credit in the capital markets will reduce the creditworthiness of domestic and foreign financial institutions and cause them capital adequacy or liquidity problems, which may increase the number of these institutions being forced into bankruptcies or liquidation. If this happens, we would incur losses with respect to transactions with these financial institutions and our financial condition and results of operations may be adversely affected. In addition, if any instability in the markets, because of another global financial crisis causing the global debt, equity and foreign currency exchange markets to fluctuate significantly, has a long term impact on the global economy, the adverse effect on us may be more severe.

Governments and central banks of each country are implementing or considering various policies to stabilize their economies, but the Japanese and global financial markets and economy may deteriorate. In addition, the Japanese and global business environment may deteriorate more than what we currently expect, and as a result, our financial condition and results of operations may worsen.

In addition, a significant portion of the assets on our balance sheet are financial instruments that we carry at fair value. Generally, we establish the fair value of these instruments by relying on quoted market prices. If the value of these financial instruments declines, a corresponding impairment may be recognized in our statements of operations. In the event of another global financial crisis or recession, there may be circumstances where quoted market prices of financial instruments have declined significantly or were not properly quoted. These significant fluctuations in the market or market malfunctions may have an adverse effect on the fair value of our financial instruments.

Furthermore, with respect to the accounting treatment of the fair value of financial instruments, there are ongoing discussions on reviewing such treatment by international associations that establish accounting principles. If the treatment is amended in the future, it may adversely affect the fair value of our financial instruments.

20.	Risks relating to capital ratio

(2)	New regulations

The Basel Committee on Banking Supervision announced new global capital and liquidity standards for financial institutions as part of its comprehensive set of reform measures (“Basel III”) developed in response to the recent global financial crisis. It is expected that new regulatory requirements under the announced standards will likely be more stringent than those currently applicable to financial institutions and will be implemented in phases from 2013.

In addition, in November 2011, the Financial Stability Board identified us as a globally systemically important bank (“G-SIFI”). The banks that are included in the group of G-SIFIs will be subject to stricter capital requirements. The group of G-SIFIs is expected to be updated annually, and the first group of G-SIFIs to which the stricter capital requirements will initially be applied is expected to be identified in 2014. The stricter capital requirements are expected to be implemented in phases from 2016.

Business Segment Information

I. Prior Year Interim Financial Reporting Period (from April 1, 2010 to September 30, 2010)

1. Summary of Reporting Segment

MUFG’s reporting segments are business units of MUFG for which separate financial information is available and which its Board of Directors regularly reviews to make decisions regarding allocation of management resources and evaluate its performance.

MUFG engages in a wide range of sophisticated financial businesses through its group companies that include commercial banks, trust banks, securities companies, credit card companies and consumer finance companies. MUFG operates under an integrated business group system comprising three core business areas — Retail, Corporate and Trust Assets — designed to enhance its operations as an integrated group. Managing its group companies under this system, MUFG provides value-added financial products and services to our customers in a timely manner.

MUFG’s group companies are managed using a matrix framework consisting of several business segments identified based on the integrated business group system as well as through individual group companies. To assist appropriate assessment of MUFG’s future cash flow forecasts, MUFG has identified as its reporting segments the following core entities (on a consolidated basis), each operating in a different industry and regulatory environment:

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU) — Banking

Mitsubishi UFJ Trust and Banking Corporation (MUTB) — Banking and trust banking

Mitsubishi UFJ Securities Holdings Co., Ltd. (MUSHD) — Securities

Consumer Finance Subsidiaries (CFS) — Credit card and consumer finance (*)

(*)	Consumer finance subsidiaries include Mitsubishi UFJ NICOS Co., Ltd. and ACOM CO., LTD.

2. Information on Ordinary Income (Losses), Net Income (Losses), Total Assets and Other Financial Items for Each Reporting Segment

(in millions of yen)
	BTMU	MUTB	MUSHD	CFS	Others	Total	Adjustments	Consolidated
Ordinary Income	1,655,514	282,664	164,850	274,190	293,270	2,670,489	(301,010)	2,369,479
Interest Income	960,718	111,672	21,672	159,407	257,421	1,510,892	(233,161)	1,277,731
Profits from Investment in Affiliates (Equity Method)	—	674	1,009	60	—	1,744	(1,744)	—
Income from Negative Goodwill	—	—	—	—	—	—	795	795
From customers	1,611,508	268,956	152,785	263,637	72,590	2,369,479	—	2,369,479
From internal transactions	44,005	13,707	12,065	10,552	220,679	301,010	(301,010)	—
Net Income	323,653	39,753	19,430	(50,969)	226,292	558,160	(201,384)	356,775

Total Assets	161,534,721	24,064,650	24,741,761	4,388,088	12,829,099	227,558,321	(21,177,451)	206,380,869

Other Items
Depreciation	74,515	18,314	10,824	11,038	636	115,329	2,625	117,955
Amortization of Goodwill	8,466	—	508	479	—	9,454	6,332	15,787
Interest Expenses	193,755	35,760	29,647	16,984	22,562	298,709	(30,233)	268,475
Losses from investment in affiliates (Equity Method)	7,544	—	—	—	—	7,544	335	7,879
Extraordinary Profits	29,522	4,312	28,464	6,984	1,745	71,029	(30,449)	40,580
Extraordinary Losses	21,881	2,270	4,750	4,871	122	33,896	(260)	33,635
Losses on Depreciation of Fixed Assets	2,936	230	1,594	93	—	4,854	—	4,854
Asset Retirement Obligation Expenses	15,833	1,525	2,473	4,535	81	24,450	(3)	24,447
Tax Expenses	131,951	24,654	4,279	2,441	14,458	177,786	7,033	184,820
Unamortized Goodwill	270,981	—	733	8,463	—	280,178	195,887	476,065

Total Investment in Equity Method Affiliates	191,581	51,211	313,869	361	39,206	596,230	13,670	609,901

Increase in Tangible and Intangible Fixed Assets	69,164	12,699	8,189	11,536	1,356	102,947	—	102,947

Notes:

1.	Ordinary income, interest income and interest expenses used in the above table are equivalent to revenues, interest income and interest expenses, respectively, generally used by Japanese non-financial companies.
2.	“Others” includes MUFG, Mitsubishi UFJ Asset Management Co., Ltd. and other companies.
3.	Net income from “Others” includes 187,315 million yen of dividends from MUFG’s subsidiaries and affiliates.
4.	Adjustments on interest income include deduction of dividend income from affiliated companies received by MUFG.
5.	Adjustments on net income include elimination of inter-segment transactions of 186,952 million yen, MUSHD’s reorganization costs of 26,816 million yen, and 12,385 million yen of amounts that are not allocated among segments consisting of profits (losses) from investment in affiliates (equity method), amortization of goodwill, tax expenses and minority interests.
6.	Adjustments on total assets mainly include offsets of inter-segment debt and credit transactions.
7.	Adjustments on amortization of goodwill are mainly related to consumer finance subsidiaries and MUSHD.
8.	Extraordinary profits and losses and adjustments thereon are primarily attributable to MUSHD’s reorganization.
9.	Adjustments on unamortized goodwill are mainly attributable to consumer finance subsidiaries and MUSHD.
10.	Net income is adjusted from the net income in the consolidated profit and loss statements for the interim financial reporting period ended September 30, 2010.

II. Interim Financial Reporting Period (from April 1, 2011 to September 30, 2011)

1. Summary of Reporting Segment

MUFG’s reporting segments are business units of MUFG for which separate financial information is available and which its Board of Directors regularly reviews to make decisions regarding allocation of management resources and evaluate its performance.

MUFG engages in a wide range of sophisticated financial businesses through its group companies that include commercial banks, trust banks, securities companies, credit card companies and consumer finance companies. MUFG operates under an integrated business group system comprising four core business areas — Retail, Corporate, Global Business and Trust Assets — designed to enhance its operations as an integrated group. Managing its group companies under this system, MUFG provides value-added financial products and services to our customers in a timely manner.

MUFG’s group companies are managed using a matrix framework consisting of several business segments identified based on the integrated business group system as well as through individual group companies. To assist appropriate assessment of MUFG’s future cash flow forecasts, MUFG has identified as its reporting segments the following core entities (on a consolidated basis), each operating in a different industry and regulatory environment:

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU) — Banking

Mitsubishi UFJ Trust and Banking Corporation (MUTB) — Banking and trust banking

Mitsubishi UFJ Securities Holdings Co., Ltd. (MUSHD) — Securities

Consumer Finance Subsidiaries (CFS) — Credit card and consumer finance (*)

(*)	Consumer finance subsidiaries include Mitsubishi UFJ NICOS Co., Ltd. and ACOM CO., LTD.

2. Information on Ordinary Income (Losses), Net Income (Losses), Total Assets and Other Financial Items for Each Reporting Segment

(in millions of yen)
	BTMU	MUTB	MUSHD	CFS	Others	Total	Adjustments	Consolidated
Ordinary Income	1,714,655	319,206	184,617	248,320	202,356	2,669,156	2,049	2,671,205
Interest Income	910,091	110,906	35,213	124,536	190,247	1,370,994	(209,930)	1,161,064
Profits from Investment in Affiliates (Equity Method)	4,320	1,633	19,745	38	—	25,738	295,927	321,666
Income from Negative Goodwill	—	58	—	—	—	58	737	795
From customers	1,667,242	307,040	162,000	231,722	303,199	2,671,205	—	2,671,205
From internal transactions	47,413	12,165	22,617	16,597	(100,843)	(2,049)	2,049	—
Net Income	325,944	47,761	16,353	42,109	173,592	605,761	90,329	696,091

Total Assets	169,385,245	26,028,298	24,373,605	4,116,104	12,377,762	236,281,016	(20,333,843)	215,947,173

Other Items
Depreciation	76,025	19,232	8,725	10,650	551	115,184	2,412	117,597
Amortization of Goodwill	7,292	108	130	712	—	8,242	6,569	14,812
Interest Expenses	174,763	36,238	37,352	16,253	20,591	285,200	(31,889)	253,311
Losses from investment in affiliates ( Equity Method)	—	—	—	—	—	—	—	—
Extraordinary Profits	2,706	4,651	12,719	1,251	5,388	26,717	(6,600)	20,116
Extraordinary Losses	7,019	1,375	1,830	883	3	11,112	4,563	15,675
Losses on Depreciation of Fixed Assets	2,560	1,233	177	19	—	3,990	—	3,990
Tax Expenses	175,884	24,892	1,554	3,000	2,431	207,763	1,594	209,358
Unamortized Goodwill	234,929	4,205	570	11,701	—	251,407	178,802	430,209

Total Investment in Equity Method Affiliates	205,470	68,812	308,630	361	813,132	1,396,407	298,917	1,695,324

Increase in Tangible and Intangible Fixed Assets	78,630	53,899	12,779	5,797	547	151,654	—	151,654

Notes:

1.	Ordinary income, interest income and interest expenses used in the above table are equivalent to revenues, interest income and interest expenses, respectively, generally used by Japanese non-financial companies.
2.	“Others” includes MUFG and other companies.
3.	Net income from “Others” includes 159,628 million yen of dividends from MUFG’s subsidiaries and affiliates.
4.	Adjustments on interest income include deduction of dividend income from affiliated companies received by MUFG.
5.	Adjustments on profits from equity method investees include 290,644 million yen of negative goodwill recorded in connection with the application of equity method accounting to our investment in Morgan Stanley.
6.	Adjustments on net income include elimination of inter-segment transactions of 182,486 million yen and 272,815 million yen of amounts that are not allocated among segments consisting of profits (losses) from investment in affiliates (equity method), amortization of goodwill and negative goodwill, tax expenses and minority interests.
7.	Adjustments on total assets mainly include offsets of inter-segment debt and credit transactions.
8.	Adjustments on amortization of goodwill are mainly related to consumer finance subsidiaries and MUSHD.
9.	Extraordinary profits and losses and adjustments thereon are primarily attributable to elimination of inter-segment transactions and amortization of goodwill not allocated among segments.
10.	Adjustments on unamortized goodwill are mainly attributable to consumer finance subsidiaries and MUSHD.
11.	Net income is adjusted from the net income in the consolidated profit and loss statements for the interim financial reporting period ended September 30, 2011.

Related Information

I. Prior Year Interim Financial Reporting Period (from April 1, 2010 to September 30, 2010)

1. Information by Type of Service

Omitted because it is similar to the above explained reporting segment information.

2. Geographical Information

(1) Ordinary Income

					(in millions of yen)
Japan	United States	Europe/Middle East	Asia/Oceania	Others	Total
1,892,222	246,748	103,229	118,903	8,375	2,369,479

Notes:

1.	Ordinary income is equivalent to revenues generally used by Japanese non-financial companies.
2.	Ordinary income is categorized by either country or region based on the location of MUFG’s operating offices.

(2) Tangible Fixed Assets

			(in millions of yen)
Japan	United States	Others	Total
1,143,820	186,546	16,768	1,347,135

3. Information by Major Customer

Not Applicable.

II. Interim Financial Reporting Period (from April 1, 2011 to September 30, 2011)

1. Information by Type of Service

Omitted because it is similar to the above explained reporting segment information.

2. Geographical Information

(1) Ordinary Income

					(in millions of yen)
Japan	United States	Europe/Middle East	Asia/Oceania	Others	Total
1,836,818	549,195	120,413	154,813	9,964	2,671,205

Notes:

1.	Ordinary income is equivalent to revenues generally used by Japanese non-financial companies.
2.	Ordinary income is categorized by either country or region based on the location of MUFG’s operating offices.

(2) Tangible Fixed Assets

			(in millions of yen)
Japan	United States	Others	Total
1,129,140	196,037	15,541	1,340,719

3. Information by Major Customer

Not Applicable.